FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2005

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Report of Independent Accountants
on the Limited Review of the
Quarterly Information (ITR)

September 30, 2005

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the
Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

1.
We have conducted a special review of the quarterly information (ITR) of Companhia Brasileira de Distribuição (Company) and Companhia Brasileira de Distribuição and its subsidiaries, for the quarter and nine-month period ended September 30, 2005, which comprised the balance sheets, statements of income, report on the company´s performances and other relevant information, prepared by the company´s management in accordance with the accounting practices adopted in Brazil. The financial information related to Pão de Açúcar Fundo de Investimento em Direitos Creditórios, the Company´s investment in which amounts to R$182,180 thousand as of September 30, 2005 (R$170,278 thousand as of June 30, 2005) and the corresponding results of which amount to R$11,903 thousand for the quarter and R$23,739 thousand for the nine-month period ended September 30, 200 5 (R$17,683 thousand for the quarter and R$48,872 thousand for the nine-month period ended September 30, 2004) were reviewed by other independent auditors. At September 30, 2005, total assets and net income for the nine-month period then ended, resulting from this investee, represent 8.5% and 12.4%, respectively, in relation to the Company´s consolidated quarterly information (16.9% of net income for the quarter ended September 30, 2005, 19% for the nine-month period ended September 30, 2004 and 10.3% for the quarter ended September 30, 2004). Likewise, the quarterly information of Miravalles Empreendimentos e Participações S.A., the Company´s investment in which amounts to R$66,057 thousand as of September 30, 2005 (R$72,448 thousand as of June 30, 2005) and the losses of which, calculated through the equity pick-up method, total R$6,391 thousand for the quarter and R$12,183 thousand for the nine-month period ended September 30, 2005 (profit of R$4.538 in the period between the constitution date in July 20, 2004, and September 30, 2004), were reviewed by other independent auditors. At September 30, 2005, total assets and net income for the nine-month period then ended of the referred to investee represent, respectively, 0.6% and 6.3% in relation to the Company´s consolidated quarterly information (0.6% of assets as of June 30, 2005, 9.1% of net income for the quarter ended September 30, 2005 and 1.8% of the net income for the period ended in September 30, 2004). Our special review report concerning assets, liabilities and result of operations of said investees is exclusively based on the special review report of such independent auditors.

2.
Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Board of Accountancy (CFC), and consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operational areas, in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or could have, relevant effects on the Company’s financial position and operations.

3.
Based on our special review and on the limited review report of the other independent auditors, we are not aware of any material modification that should be made to the above mentioned Quarterly Information for it to comply with the accounting practices adopted in Brazil and regulations established by the Brazilian Securities Commission (CVM) specifically concerning the disclosure of Quarterly Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Information – ITR referred to in the first paragraph, taken as a whole. The statements of changes of cash flow and of added value of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and its subsidiaries, for the nine-month period ended September 30, 2005 and 2004, prepared in accordance with the accounting practices adopted in Brazil, presented to provide supplementary information about the Company and its subsidiaries, are not a required component of the Quarterly Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and based on the informations from the quarterly information reviewed by other independent auditors, we are not aware of any significant adjustment to be made to these sup plementary statements for them to be fairly presented, in all material respects, in relation to the Quarterly Information for the quarter ended September 30, 2005 and 2004

São Paulo, November 4, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Sergio Ricardo Romani
Accountant CRC 1RJ072321/S-0

2

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporation Legislation
QUARTERLY FINANCIAL INFORMATION (ITR)	September 30, 2005
COMMERCIAL, INDUSTRIAL AND OTHER

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 – CVM CODE 01482-6	2 – COMPANY NAME COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	3 - Brazilian Revenue Service Registry of Legal Entities – CNPJ 47.508.411/0001-56
4 – Registration Number – NIRE 35900089901

01.02 - HEAD OFFICE

1 – FULL ADDRESS Avenida Brigadeiro Luís Antônio, 3142	2 - SUBURB OR DISTRICT Jardim Paulista
3 – ZIP CODE 01402-000	4 – MUNICIPALITY SÃO PAULO		5 – STATE SP
6 – AREA CODE 011	7 – TELEPHONE 3886-0533	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – AREA CODE 011	12 – FAX 3884-7177	13 – FAX	14 - FAX
15 – E-MAIL cbd .ri@paodeacucar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Fernando Queiroz Tracanella	2 - FULL ADDRESS Av. Brigadeiro Luís Antônio, 3142
3 – SUBURB OR DISTRICT Jardim Paulista	4 - ZIP CODE 01402-000	5 – MUNICIPALITY SÃO PAULO	6 – STATE SP
7 – AREA CODE 011	8 – TELEPHONE 3886-0421	9 – TELEPHONE	10 - TELEPHONE	11 – TELEX
12 - AREA CODE 011	13 – FAX 3884-2677	14 – FAX	15 - FAX
16 - E-MAIL cbd.ri@paodeacucar.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1/1/2005	12/31/2005	3	7/1/2005	9/30/2005	2	4/1/2005	06/30/2005
9 - AUDITOR Ernst & Young Auditores Independentes S/S							10-CVM CODE 00471-5
11-NAME OF RESPONSIBLE PARTNER Sergio Ricardo Romani					12-INDIVIDUAL TAXPAYERS' REGISTRATION - CPF 728.647.617-34

01.05 – CAPITAL COMPOSITION

Number of shares (THOUSAND)	Current Quarter 09/30/2005	Prior quarter 06/30/2005	Same quarter in prior year 09/30/2004
Subscribed Capital
1 – Common	49,839,926	49,839,926	63,470,811
2 – Preferred	63,682,313	63,682,313	50,051,428
3 – Total	113,522,239	113,522,239	113,522,239
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 - SITUATION Operating
3 - SHARE CONTROL NATURE Private national
4 - ACTIVITY CODE 119 – Supermarkets
5 – MAIN ACTIVITY Retail Trade
6 - CONSOLIDATION TYPE Partial
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07 – COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – NAME
01	06.048.737/0001-60	NOVA SAPER PARTICIPAÇÕES LTDA

01.08 – DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 –YIELD	5 - DATE OF PAYMENT	6 - TYPE OF	7 – YIELD PER

01.09 – SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR

1 – ITEM	2 – CHANGE DATE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - CHANGE AMOUNT (IN THOUSANDS OF REAIS)	5 - CHANGE NATURE	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

A free translation from Portuguese into English of quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporation
QUARTERLY FINANCIAL INFORMATION (ITR)	Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	September 30, 2005

01.01 - Identification

1 - CVM CODE	2 – Name	3 – Brazilian Revenue Service Registry of Legal Entities - CNPJ
01482-6	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO	47.508.411/0001-56

02.01 - Balance Sheet - Assets (Thousands of reais)

1 - CODE	2 – Description	3 – 9/30/2005	4 - 6/30/2005
1	Total assets	8,420,363	8,506,535
1.01	Current assets	2,324,190	1,920,674
1.01.01	Available funds	712,186	218,416
1.01.01.01	Cash and banks	55,272	45,598
1.01.01.02	Financial investments	656,914	172,818
1.01.02	Receivables	771,230	955,614
1.01.02.01	Trade accounts receivable	259,291	370,463
1.01.02.02	Advances to suppliers and employees	39,309	42,763
1.01.02.03	Taxes recoverable	356,768	371,206
1.01.02.04	Other receivables	144,028	171,182
1.01.02.05	Properties for sale	1,000,834	0
1.01.02.06	Advance on properties sale	(1,029,000)	0
1.01.03	Inventories	816,212	712,751
1.01.04	Other	24,562	33,893
1.01.04.01	Prepaid expenses	24,562	33,893
1.02	Long-term receivables	1,359,451	1,297,428
1.02.01	Sundry receivables	498,032	483,274
1.02.01.01	Receivables securitization fund	182,180	170,278
1.02.01.02	Deferred income tax	86,510	82,904
1.02.01.03	Judicial deposits	193,159	179,088
1.02.01.04	Other accounts receivable	33,556	47,773
1.02.01.05	Prepaid expenses	2,627	3,231
1.02.02	Receivables from related companies	861,419	814,154
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	861,419	814,154
1.02.02.02.01	Subsidiary companies	861,419	814,154
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	4,736,722	5,288,433
1.03.01	Investments	1,269,400	1,023,126
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,269,400	1,023,126
1.03.01.03	Other	0	0
1.03.01.03.01	Investments in Other Companies	0	0
1.03.02	Property and equipment	2,994,159	3,814,333
1.03.02.01	Land	382,524	814,609
1.03.02.02	Buildings	1,356,715	1,841,885
1.03.02.03	Building improvements	697,444	640,039
1.03.02.04	Equipment	309,554	301,882
1.03.02.05	Installations	77,627	77,248
1.03.02.06	Furniture and fixtures	87,683	82,808
1.03.02.07	Vehicles	755	890
1.03.02.08	Work in Progress	78,409	51,329
1.03.02.09	Other	3,448	3,643
1.03.03	Deferred charges	473,163	450,974

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (Thousands of reais)

1 - CODE	2 – Description	3 – 9/30/2005	4 – 6/30/2005
2	Total liabilities and shareholders' equity	8,420,363	8,506,535
2.01	Current liabilities	1,841,829	2,063,552
2.01.01	Loans and financing	457,632	852,224
2.01.02	Debentures	0	65,028
2.01.03	Suppliers	909,460	786,322
2.01.04	Taxes, charges and contributions	68,211	75,514
2.01.04.01	Taxes on sales	2,022	1,671
2.01.04.02	Tax installments	45,221	44,278
2.01.04.03	Provision for income tax	20,968	29,565
2.01.05	Dividends payable	0	4,905
2.01.06	Provisions	49,427	51,134
2.01.06.01	Provision for net capital deficiency	49,427	51,134
2.01.07	Payables to related companies	33,685	27,627
2.01.07.01	Payables to related companies	33,685	27,627
2.01.08	Other liabilities	323,414	200,798
2.01.08.01	Salaries and related contributions	145,275	125,683
2.01.08.02	Public services	4,586	4,236
2.01.08.03	Rents	14,300	13,799
2.01.08.04	Advertising	3,557	2,821
2.01.08.05	Insurance	318	720
2.01.08.06	Purchase of assets	43,754	11,921
2.01.08.07	Other accounts payable	111,624	41,618
2.02	Long-term liabilities	2,335,342	2,270,093
2.02.01	Loans and financing	546,426	516,529
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	1,387,426	1,352,074
2.02.05.01	Provision for contingencies	974,618	934,934
2.02.05.02	Tax installments	305,244	309,946
2.02.05.03	Purchase of assets	3,245	3,193
2.02.05.04	Others	104,319	104,001
2.03	Deferred income	0	0
2.05	Shareholders' equity	4,243,192	4,172,890
2.05.01	Paid-up capital	3,673,795	3,673,795
2.05.02	Capital reserves	0	0
2.05.02.01	Tax Incentives	0	0
2.05.02.02	Subscription bonus	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	569,397	499,095
2.05.04.01	Legal	105,948	105,948
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	4,069	4,069
2.05.04.05	Retention of profits	218,920	148,618
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	240,460	240,460
2.05.04.07.01	Reserve for expansion	240,460	240,460
2.05.05	Retained earnings/accumulated deficit	0	0

03.01 - STATEMENT OF INCOME FOR THE QUARTER (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2005 to 09/30/2005	4 – 01/01/2005 to 09/30/2005	5 – 07/01/2004 to 09/30/2004	6 – 01/01/2004 to 09/30/2004
3.01	Gross sales and/or services	2,686,891	8,142,277	2,633,184	7,773,275
3.02	Deductions	(470,608)	(1,433,035)	(485,579)	(1,450,020)
3.03	Net sales and/or services	2,216,283	6,709,242	2,147,605	6,323,255
3.04	Cost of sales and/or services rendered	(1,534,937)	(4,718,772)	(1,519,630)	(4,480,720)
3.05	Gross profit	681,346	1,990,470	627,975	1,842,535
3.06	Operating (expenses) income	(592,933)	(1,735,169)	(552,485)	(1,664,107)
3.06.01	Selling	(383,230)	(1,111,406)	(340,637)	(991,268)
3.06.02	General and administrative	(71,927)	(218,554)	(74,196)	(249,108)
3.06.03	Financial	(44,591)	(120,587)	(42,188)	(137,613)
3.06.03.01	Financial income	87,861	264,332	61,013	209,787
3.06.03.02	Financial expenses	(132,452)	(384,919)	(103,201)	(347,400)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(107,996)	(312,215)	(116,379)	(309,486)
3.06.05.01	Other taxes and charges	(8,797)	(26,580)	(9,174)	(25,693)
3.06.05.02	Depreciation and amortization	(100,905)	(288,424)	(107,205)	(283,793)
3.06.05.03	Gain (loss) on investment in subsidiary company	1,706	2,789	0	0
3.06.06	Equity in the results of subsidiary and associated companies	14,811	27,593	20,915	23,368
3.07	Operating profit	88,413	255,301	75,490	178,428
3.08	Nonoperating results	1,752	4,423	91,508	91,314
3.08.01	Revenue	1,752	6,581	91,508	91,637
3.08.02	Expenses	0	(2,158)	0	(323)
3.09	Income before taxation and profit sharing	90,165	259,724	166,998	269,742
3.10	Provision for income tax and social contribution	(20,976)	(74,537)	0	(24,072)
3.11	Deferred income tax	3,613	13,015	3,999	11,451
3.12	Statutory profit sharing and contributions	(2,500)	(6,000)	0	0
3.12.01	Profit sharing	(2,500)	(6,000)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.15	Net income for the quarter/six-month period	70,302	192,202	170,997	257,121
	Number of shares, ex-treasury (in thousands)	113,522,239	113,522,239	113,522,239	113,522,239
	Net income per share	0.00062	0.00169	0.00151	0.00226
	Loss per share

04.01 - Notes to the Quarterly Financial Information (All amounts in thousands of reais, except when indicated)

1. Operations

Companhia Brasileira de Distribuição ("Company") operates primarily as a retailer of food, apparel, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores primarily under the trade names "Pão de Açúcar", "Extra", "Barateiro", "Comprebem", "ExtraEletro" and “Sendas”. At September 30, 2005, the Company had 555 stores in operation (553 stores in June 30, 2005), of which 374 are owned by the Company, 7 stores are operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 60 stores are operated by the subsidiary Sé Supermercados Ltda., ("Sé"), 8 stores are operated by the subsidiary Companhia Pernambucana de Alimentação ("CIPAL") and 106 stores are operated by Sendas Distribuidora S.A. ("Sendas Distribuidora").

On December 3, 2003, an Investment and Association Agreement was entered into with Sendas S.A. ("Sendas"). As a result of such agreement, on February 1, 2004, the subsidiary Sendas Distribuidora, which concentrates retailing activities of the Company and of Sendas in the State of Rio de Janeiro, began its operations.

According to the relevant fact disclosed on July 27, 2004, a Memorandum of Understanding was executed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company, for partnership formation with the creation of a new financial institution in the market named Financeira Itaú CBD S.A. ("FIC"). This financial institution deals in structuring and trading of financial and related products and services for CBD customers, on an exclusiveness basis.

2. Significant Accounting Policies and Consolidation Criteria

The quarterly information is the responsibility of the Company’s management and has been prepared in accordance with the provisions established by the Brazilian Corporation Law and specific norms issued by the Brazilian Securities Commission (CVM), based on the same accounting principles and practices used for preparing annual financial statements.

2. Significant Accounting Policies and Consolidation Criteria - Continued

Investments corresponding to the equity in the results of investees, and intercompany transactions have been eliminated on consolidation of the financial information of the Company and its subsidiaries Novasoc, Sé, CIPAL, Sendas Distribuidora, Pão de Açúcar Fundo de Investimento em Direitos Creditórios ("Securitization Fund"), and Versalhes Comércio de Produtos Eletrônicos Ltda. (“Versalhes”).

In accordance with CVM Instruction No. 408/2004, the Company has included the Securitization Fund on consolidation of its quarterly information at September 30, 2005 and June 30, 2005. Accordingly, certain modifications have been made to the September 30, 2004 and June 30, 2004 consolidated statement of income, presented for comparative purposes, thereby including the Securitization Fund amounts as of that date. The Securitization Fund’s results of operation were consolidated in net financial income/expenses. See Note 3 (b).

In accordance with CVM Instruction No. 247/96, financial information of the subsidiary Nova Saper Participações Ltda. ("Nova Saper") has not been included in the consolidated financial reporting of the Company, given that it does not represent any significant change to the consolidated economic unit.

The subsidiary Sendas Distribuidora has been fully consolidated, based on the shareholders’ agreement whereby it is incumbent on the Company to conduct the operational and administrative management, as well as to have prevailing decision when electing or removing officers. Equity investment takes into consideration an equity interest of 42.57% of the capital.

2. Significant Accounting Policies and Consolidation Criteria - Continued

In preparing financial information, the use of estimates for determining and recording certain assets, liabilities, and other transactions is required. These financial information, Parent company and Consolidated, include therefore various estimates, the main ones related to determination of useful lives of property and equipment items, provisions for contingencies, provisions for income tax and other similar items. The final results of these transactions and information, when the respective realization occurs in subsequent periods, could differ from these estimates.

3. Trade Accounts Receivable

a) Composition

	Parent Company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Current
Credit card	132,896	143,949	168,596	192,100
Customer credit financing	16,089	144,612	17,519	156,999
Sales vouchers and others	10,941	6,719	18,635	13,744
Installment sales	13,223	12,080	19,592	23,743
Accounts receivable - parent and
subsidiaries	87,895	77,902	-	-

Allowance for doubtful accounts	(1,753)	(14,799)	(2,655)	(17,526)

	259,291	370,463	221,687	369,060

Accounts receivable – Securitizaton Fund	-	-	669,511	633,358
Allowance for doubtful accounts	-	-	(2,566)	(5,564)

	-	-	666,945	627,794

	259,291	370,463	888,632	996,854

Noncurrent
Customer credit financing and others	33,556	47,773	33,570	49,014
Accounts receivable - Paes Mendonça	-	-	294,035	295,304

	33,556	47,773	327,605	344,318

Credit card sales are paid in installments of up to 12 months.

3. Trade Accounts Receivable -- Continued

a) Composition -- Continued

Installment sale operations are subject to prefixed interest of up to 5.5% (06.30.2005 – up to 5.5%) per month, with maturity of up to 24 months. Installment sales represent post-dated checks which, at quarter end, accrue fixed interest of up to 6.5% per month (6.9% in 06.30.2005) for settlement in up to 60 days.

Customer credit financing operations and installment sales are recorded by values net of the financial charges mentioned.

This quarter FIC effectively assumed the consumer credit operations of CBD and its subsidiaries and, at the end of September 2005, the Company transferred to FIC its consumer credit portfolio amounting to R$105,137 thousand, which includes the accrued allowance for doutbful accounts.

Accounts receivable from subsidiaries (Novasoc, Sé, CIPAL, Sendas Distribuidora and Versalhes) relate to sales of merchandise by the Company, to supply the subsidiaries´ stores. Sale of merchandise by the Company´s distribution center to subsidiaries were substantially carried out at cost.

Accounts receivable - Paes Mendonça - relate to accounts receivable for the payment of liabilities by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by goodwill of certain stores currently operating. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 7 (b).

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by management's estimate of probable future losses on outstanding receivables:

3. Trade Accounts Receivable --Continued

a) Composition -- Continued

	Parent Company			Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Customer credit financing	(1,260)	(12,259)	(1,476)	(14,174)
Installment sales (post-dated checks)	(208)	(2,308)	(424)	(2,718)
Other trade accounts receivable	(285)	(232)	(755)	(634)

	(1,753)	(14,799)	(2,655)	(17,526)
Accounts Receivable – Securitizaton
Fund	-	-	(2,566)	(5,564)

	(1,753)	(14,799)	(5,221)	(23,090)

The basic policies for establishing this allowance are as follows:

Retail

.. Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are recorded against the allowance.

.. Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are recorded against the allowance after all legal procedures have been exhausted.

.. Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.

3. Trade Accounts Receivable -- Continued

a) Composition -- Continued

Securitization Fund

.. The allowance is set up based on the credit portfolio assessment as well as on criteria defined by the Fund regulation (described below), and is considered sufficient to cover possible losses on realization of receivables overdue.

.. For credit card and food purchase ticket receivables, beginning on the 4th (fourth) day after the maturity date inclusive, 100% of the amount receivable is recorded as loss. For check receivables, loss is recorded beginning on the 16th day after the maturity date.

.. For direct consumer credit (DCC), 100% of the amount receivable is recorded as loss beginning on the 30th day after the maturity date.

b) Receivables securitization fund

The Pão de Açúcar Receivables Securitization Fund (“Fund”), set up on September 19, 2003, is managed by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities ("Concórdia") and is a securitization fund of receivables of the Company and its subsidiaries. At September 30, 2005, the Company held 2,439 subordinate shares of the Securitization Fund, equivalent to R$ 182,180, with a unit value of R$ 74.69 (2,439 shares equivalent to R$ 170,278, with unit value of R$ 69.81 as of June 30, 2005), representing 20.5% of the total Securitization Fund shares, the remaining shares of which are held by third parties.

The risk classification attributed to the fund is AA(bra), carried out by Fitch Ratings (Not reviewed).

Characteristics of the fund shares:

3. Trade Accounts Receivable -- Continued

b) Receivables securitization fund -- Continued

Types of shares	Quantity	Earnings	Redemption date

Senior A	5,826	105% of CDI	07/04/2008
Senior B	4,300	101% of CDI	07/04/2008
Subordinate (*)	2,439	(*)

Total	12,565

Fund earnings: The fund seeks profitability (benchmark), in the average and long-term, varying between 105% and 101% of the average daily rate of 01 (one) day Interbank Deposits. Should the fund reach the previously-defined benchmark, all exceeding profitability will be attributed to subordinate shares only, reason why the value of such shares may differ from the senior shares value.

(*)
The effects of the default in any of the credit rights acquired by the fund and of any losses experienced by the fund will be attributed to subordinate shares until the limit equivalent to the total sum of such shares. Once said sum has been exceeded, the default will impact the senior shares. Subordinate shares may only be amortized or redeemed after amortization or redemption of the senior shares.

The summarized Fund balance sheet as of September 30, 2005 and June 30, 2005 is shown below:

3. Trade Accounts Receivable -- Continued

b) Receivables securitization fund -- Continued

	09.30.2005	06.30.2005

Assets
Available funds	222,664	216,767
Accounts receivable	669,511	633,358
Allowance for doubtful Accounts	(2,566)	(5,564)
Other	-	1

Total of assets	889,609	844,562

Liabilities
Accounts payable	246	201
Equity	889,363	844,361

Total of liabilities	889,609	844,562

With the consolidation of the Fund, senior shares were recorded as "Redeemable securitization fund shares", in “Noncurrent liabilities”, in the amount of R$ 707,183 at September 30, 2005 (R$ 674,083 at June 30, 2005).

4. Inventories

	Parent company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Stores	529,445	464,109	769,424	693,054
Distribution centers	286,767	248,642	343,847	290,806

	816,212	712,751	1,113,271	983,860

5. Taxes Recoverable

The balances of taxes recoverable at September 30, 2005 and June 30, 2005 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Integration Program Tax), Cofins (Social Contribution on Revenues), ICMS (State Value-Added Tax) recoverable, among others.

6. Balances and Transactions with Related Parties

	Balances			Transactions ended September 30, 2005

		Trade				Interest
	Accounts	commissions		Services		of 4th	Net
	Receivable	receivable	Proposed	rendered	Net	issue	Financial	Dividends
Company	(Payables)	(payable)	dividends	and rents	Sales	debentures	Income	Paid

Pão de Açúcar
S.A. Ind.e Com.	(1,568)	-	-	-	-	-	-	(4,905)
Casino Guichard
Perrachon
("Casino")	-	-	-	953	-	1,629	-	-
Novasoc	18,712	(30,054)	-	5,500	136,438	-	-	-
Sé	32,871	624,652	-	12,377	324,118	-	-	-
CIPAL	3,546	(3,631)	-	1,441	184,244	-	-	-
Sendas
Distribuidora	31,185	225,326	-	79,942	32,587	-	15,790	-
Versalhes	(68,666)	4,190	-	-	(95,898)	-	-	-
Others	-	7,251	-	11,030	-	-	-	-

Balance at
09.30.2005	16,080	827,734	-	111,243	581,489	1,629	15,790	(4,905)

Balance at
06.30.2005	53,447	786,527	(4,905)	73,302	424,598	1,200	15,790	(60,400)

6. Balances and Transactions with Related Parties -- Continued

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, CIPAL and Sendas Distribuidora, by the Company's distribution center and were made substantially at cost; the remaining transactions with related parties are carried out at usual market prices and conditions. The trade commission contracts with related parties are subject to financial charges equivalent to the administration fee on such trade commissions.

(i) Related-party financing

In November 2000, the Casino Group subscribed 41,962 convertible fourth issue debentures of the Company, of a total of 100 thousand convertible debentures. Expenses with accrued interest related to such debentures amounted to R$ 429 for the quarter ended in September 30, 2005 (R$ 613 at second quarter of 2005).

(ii) Leases

CBD leases 22 properties from the Diniz family. In the quarter ended in September 30, 2005, such leases totaled R$ 3,649 (R$ 3,601 in the second quarter of 2005).

Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. During the quarter ended in September 30, 2005, the total lease paid amounted to R$ 8,950 and R$ 1,196 (R$ R$ 8,884 and R$ 1,200 in the second quarter of 2005), respectively.

Such leases were agreed under terms similar to those that would have been established had they been agreed with non-related parties.

(iii)Right of use of the Goodlight brand

In the third quarter of 2005, the Company paid the amount of R$ 57 (R$ 57 in the second quarter of 2005) for the right of use of the Goodlight brand, owned by a shareholder of the Company.

6. Balances and Transactions with Related Parties -- Continued

(iv) Apportionment of corporate expenses

Apportioned costs will be passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

(v) Technical Assistance - Casino

In July 2005, CBD entered into a Technical Assistance Service Agreement (denominated "Technical Assistance Agreement") with its shareholder Casino, in the total annual amount in Brazilian reais corresponding to US$ 3 million, of which the subject matter is the rendering of services by Casino to CBD, involving technical assistance in the areas of human resources, own trade marks, marketing and communication, global campaigns and administrative assistance, among others. This agreement is effective for 7 years, after which term it shall be automatically renewed for an undetermined period. This agreement was approved by a Board of Directors’ meeting and an Extraordinary General Meeting held on August 16, 2005. The Company paid in the 3rd quarter 2005 the amount of R$ 953, related to this technical assistance.

7. Investments

a) Information on investments at September 30, 2005

				Shareholders´	Net income
				equity	(loss)
	Shares			(capital	for the
	Held	Holding - %	Capital	deficiency)	Year

Novasoc	1,000	10.00	10	(48,955)	2,168
Sé	1,133,990,699	91.92	1,233,671	1,170,728	18,640
Sendas Distribuidora	450,001,000	42.57	835,677	684,090	(27,681)
Nova Saper	36,362	99.99	0.4	100	-
Versalhes	10,000	90.00	10	(526)	(516)

7. Investments -- Continued

b) Changes in investments

							Transfer to
							provision
			Equity			Transfer to	for
	Balances at		Accounting	Goodwill		Differed	Capital	Balances at
	06.30.2005	Addition	Gain (loss)	Amortization	Merger	Assets	Deficiency	09.30.2005

Novasoc	-	-	2,168	-	-	-	(2,168)	-
Versalhes	-	-	(462)	-	-	-	462	-
Sé	997,582	236,845	15,520	(5,356)	-	-	-	1,244,591
Sendas
Distribuid.	23,341	-	(709)	-	-	-	-	22,632
Nova Saper	2,097	-	-	(26)	-	-	-	2,071
Others	106	-	-	-	-	-	-	106

Parent
Company	1,023,126	236,845	16,517	(5,382)	-	-	(1,706)	1,269,400

Consolidated	249,989	19,047	(6,444)	(5,430)	(8,534)	(10,513)	-	238,115

Goodwill on business acquisition and formation is supported by independent experts’ reports, based mainly on expected future profitability and surplus of property and equipment items, and will continue to be amortized over periods consistent with the earnings projections of the stores acquired and/or with the depreciation of the assets on which they were originally based, when applicable, limited to ten years. For Investments merged, the amounts referring to expected future profitability were transferred to “Deferred charges” (Note 9)

Novasoc: Novasoc has, currently, 18 lease agreements with Paes Mendonça which mature in five years, and which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without the prior and express approval of Novasoc. Paes Mendonça continues to exist and is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

7. Investments -- Continued

b) Changes in investments -- Continued

Under the articles of incorporation of Novasoc, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As from the shareholders´ meeting, it was agreed that the Company would participate in 99.98% of Novasoc's results as from 2000.

On September 30, 2005, the subsidiary Novasoc had negative shareholders' equity (net capital deficiency). However, because its operating continuity and future economic feasibility are assured by the parent company, the Company recorded R$ 48,955 (R$ 51,124 - June 30, 2005), in “Provision for net capital deficiency” to recognize obligations to the creditors.

c) Investment agreement – CBD and Sendas

In february of 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constitute, by means of transfer of assets, rights and liabilities, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, through the association of operating activities of both networks in the State of Rio de Janeiro. The shareholding of CBD in Sendas Distribuidora at September 30, 2005 corresponded to 42.57% of total capital. It is incumbent on CBD to conduct the operating and administrative management of the new company, through its Executive Board, in addition to its prevailing decision when electing or removing directors from their office. Based on the Shareholders’ Agreement, beginning February 1, 2007, Sendas S.A. may at its sole option exercise its right to barter its paid-in capital shares, in total or in part, for preferred shares of the capital stock of the Company.

On September 16, 2005, the Second Amendment to the Shareholders’ Agreement of Sendas Distribuidora was carried out by Sendas S.A., CBD and its subsidiaries, who decided to:

7. Investments -- Continued

c) Investment agreement – CBD and Sendas -- Continued

o	adopt a new proportion in the appointment of Board of Directors members, namely 7 out of the 13 members were now to be elected by CBD;

o	restrict veto right of Sendas S.A. only in relation to change in the company’s business purpose;

o
extend the additional term for payment by Sendas S.A. of class A preferred shares for a period ending on February 29, 2014. Within the second additional term for class A preferred shares payment, it may be carried out only in cash, especially through use of dividends paid by the Company to Sendas S.A. If such payment does not take place the shares will be cancelled.

(i) Capital subscription by the AIG Group

With a view to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, the parent Company CBD and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital.

As per the above agreement, CBD and AIG mutually grant reciprocal call and put options of shares acquired by AIG from Sendas Distribuidora, which may be exercised in approximately 4 years.

7. Investments -- Continued

c) Investment agreement – CBD and Sendas -- Continued

Upon exercising the referred to options, the shares issued by Sendas Distribuidora will represent an AIG credit against CBD that may be used to subscribe up to 3,000,000,000 (three billion) preferred shares issued by CBD, which will be created in a future capital increase. The price of the future issuance of preferred shares issued by CBD will be set based on market value at the time of issuance, and the share amount issued will enable the subscription by AIG in the maximum amount referred to above and by other CBD shareholders.

The AIG share value is based on a formula that considers the Sendas Distribuidora EBITDA multiples, as defined in the Association Agreement. At September 30, 2005, total interest amounted to R$ 78,888, which, translated into the average quotation of CBD shares on the São Paulo Stock Exchange (Bovespa) in the last week of September 2005, would be equivalent to a total of 1,320,708,000 Company shares, less than the minimum of 2,000,000,000 shares to be exercised.

With the above transaction, CBD and its subsidiaries now hold 42.57% of the total Sendas Distribuidora capital.

ii) CADE (Administrative Council for Economic Defense)

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the takeover process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross billing by employee of the five largest supermarket networks, non-reduction of the term of current lease agreements, among others.

Shareholders, based on the opinion of their legal advisors and on the normal procedural steps of the process, believe that the association will be approved by the CADE.

7. Investments -- Continued

d) Investment agreement – CBD and Itaú

Miravalles Empreendimentos e Participações S.A. ("Miravalles"), company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, and now holds the equivalent to 50% of such company. Subsequently, with capital in the amount of R$ 150,000, Miravalles set up Financeira Itaú CBD S.A. – FIC, a company which will structure and trade financial products, services and related items exclusively to CBD customers.

The subscription made by Itaú in Miravalles resulted in a gain by dilution of shareholding, in the amount of R$ 380,444. Such gain was reduced by the disposal of certain assets related to the operation of provisions of implementation costs for start-up of operations and from the installment subject to performance goals during the next five years. the Company achieved performance goals equivalent to 37% until September 30, 2005, with a remaining balance of R$ 112,967 in the account “Other accounts payable”.

On October 27, 2004, definitive operating agreements were signed, and Miravalles, by means of spin-off, transferred to Otimix Empreendimentos e Participações Ltda., wholly-owned subsidiary of Sé, which is controlled by the Company, funds totaling R$ 309,007.

The present association will result in operating synergies and will enable the expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans. The operating management of FIC is under Itaú responsibility.

The partnership will last for a term of 20 years, which may be extended.

7. Investments -- Continued

(e) Acquisitions and Mergers in the Quarter

On July 26, 2005, Sé Supermercados, controlled by the Company, acquired through its subsidiary Antuérpia Empreendimentos e Participações Ltda.("Antuérpia"), the operating assets of 6 stores and 3 gas stations of Cooperativa dos Cafeicultores e Citricultores de São Paulo ("COOPERCITRUS"), located in mid-west São Paulo State interior region, for R$ 19,037.

On September 30, 2005, the articles of organization of Sé Supermercados Ltda. were amended, to include approval by partners of the following events:

i) merger with the subsidiaries Otimix and Antuerpia, whose net assets, disclosed in the valuation reports prepared by independent appraisers, as of the merger date, comprised property and equipment and short-term investments, respectively.

ii) capital increase by CBD, its controlling company, in the amount of R$ 236,845, through conversion of debts into equity.

8. Property and Equipment

Additions to property and equipment:

	Parent Company		Consolidated

	Quarter ended

	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Additions (i)	235,477	89,199	267,484	109,667
Capitalized Interest (ii)	14,470	2,200	14,702	2,200

	249,947	91,399	282,186	111,867

8. Property and Equipment -- Continued

(i)	Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing distribution centers, refurbishment of various stores and investment in information technology.

(ii)	In accordance with CVM Resolution No. 193/96, during construction or renovation of Company stores, interest and financial charges arising from underlying loans and financing obtained from third parties, directly or indirectly attributable to the acquisition, construction and operational expansion process, are capitalized. Interest and financial charges are allocated to income over periods consistent with the depreciation of the corresponding assets.

On September 30, 2005, the Company classified to properties for sale under noncurrent assets, the operating assets of stores, whose residual value amounted to R$ 1,017,575 (Consolidated) and R$1,000,834 (Company). These assets will be sold to Diniz Group, also the Company received an advance on such sale from the Diniz Group amounting to R$ 1,029,000. After the sale, these properties will be rented to the Company for the term of twenty years, which may be renewed for two consecutive periods of 10 years each. Due to the advance received, CBD provisioned this quarter the amount of R$ 25,517 corresponding to long term contracts closing charge payable upon execution of the stores lease contracts. The contracts closing charge was recorded in deferred charges and will be amortized along the initial term of the stores lease contracts. See Notes 15 (b) and 17.

9. Deferred Charges

	Balances at				Balances at
	06.30.2005	Additions	Transfers	Amortizations	09.30.2005

Parent Company
Goodwill	437,792	600	-	(22,100)	416,292
Pre-operating
expenses and
other	13,182	48,364	-	(4,675)	56,871

Total	450,974	48,964	-	(26,775)	473,163

Subsidiaries
Goodwill	540,855	-	10,513	(9,789)	541,579
Pre-operating
expenses and
other	4,773	104	-	(4,374)	503

Total	545,628	104	10,513	(14,163)	542,082

Total
Consolidated	996,602	49,068	10,513	(40,938)	1,015,245

9. Deferred Charges -- Continued

a) Goodwill

Upon the merger of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability, were transferred to Deferred charges, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

b) Pre-operating expenses and other

Refer to pre-operating expenses (including employee salaries, training, rent, lay-out and organizational restructuring of stores) which were deferred until the stores in construction and/or refurbishment began operating normally, and are amortized over a period of up to five years.

In the quarter, the Company incurred expenses in connection with the properties disposal operation, mainly related to long-term contracts closing charge, which will be amortized over the related contractual term (see Note 8) and expenses related to professional fees, which will be amortized over the period of five years.

10. Loans and Financings

		Parent company		Consolidated

	Annual financial charges	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Current
Local currency
BNDES (i)	Exchange variation + 3.5 to 4.1%	20,497	20,335	20,497	20,335
	TJLP + 1 to 4.1%	129,737	125,126	129,737	125,126

Working capital (ii)	TJLP + 3.5% to 7% of CDI	428	508	428	508
	Weighted average rate of 102.7% of
	CDI	-	142,996	7,229	142,996

Foreign currency with swap for reais

Working capital (ii)	Weighted average rate of 103.1%
	of CDI	304,486	561,651	345,557	600,265

Imports	Exchange variation	2,484	1,608	3,325	2,354

		457,632	852,224	506,773	891,584

Noncurrent
Local currency
BNDES (i)	Exchange variation + 3.5 to 4.1%	41,092	42,344	41,092	42,344
	TJLP + 1 to 4.1%	205,130	187,913	205,130	187,913

Working capital (ii)	TJLP + 3.5% to 7%	128	212	128	212

Foreign currency with swap for reais

Working capital (ii)	Weighted average rate of 103.9%
	of CDI	300,076	286,060	935,971	845,627

		546,426	516,529	1,182,321	1,076,096

10. Loans and Financing (Continued)

Noncurrent financings fall due as follows:

	Parent company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

2006	34,232	61,161	34,230	61,161
2007	394,942	366,383	548,005	512,010
2008	60,315	45,671	363,640	334,589
2009	56,113	42,589	56,312	42,589
2010 onwards	824	725	180,134	125,747

	546,426	516,529	1,182,321	1,076,096

(i) On November 11, 2003, the Company obtained a new credit line with BNDES (National Bank for Economic and Social Development), in the amount of R$ 325,420. Until September 30, 2005, funds amounting to R$ 292,706 had been received (R$ 230,511 until 06.30.2005) . The loans bear interest of 4.1% p.a. above the Long-Term Interest Rate – TJLP (76% of the credit line) or above the basket of foreign currencies of BNDES (19% of the credit line) and 1% p.a. above the TJLP (5% of the credit line), and is being appropriated on a monthly basis. Payments will be made in 60 monthly installments.

The agreements with BNDES require that the Company comply with certain consolidated ratios as follows: (i) capitalization ratio (shareholders' equity/total assets) equal or higher than 0.40 and (ii) liquidity ratio (current assets/current liabilities) equal or higher than 1.05, in addition to use of these funds in the Company's program of investments for construction and/or refurbishment of stores and purchase of equipment. An effective control of the follow-up of the restrictive clauses is maintained by Management, and clauses have been complied with. The Parent company has offered guarantee, being jointly responsible until the contracts are settled.

10. Loans and Financing -- Continued

(ii) The working capital loans are basically funds obtained with prefixed financial charges and are used to finance direct consumer credit transactions, mainly customer credit financing and post-dated checks, as well as for acquisitions, constructions and operating expansion.

In order to reduce the impacts of exchange rate fluctuations on loans in foreign currency, the Company contracts swap transactions linked to the CDI interest rate.

Working capital loans are guaranteed by promissory notes and shareholder sureties.

11. Debentures

Composition of outstanding debentures:

			Annual
		Number	financial
	Type	outstanding	charges	09.30.2005	06.30.2005

4th issue – sole series	Floating	99,908	TJLP + 3.5%	-	46,041
5th issue – 1st series	Floating	40,149	CDI + 0.95%	401,490	420,477

Parent company – current
and noncurrent				401,490	466,518

Noncurrent liabilities				(401,490)	(401,490)

Current liabilities				-	65,028

Noncurrent debentures mature in 2007.

11. Debentures -- Continued

The Board of Directors, during meeting held on September 9, 2004, determined the renegotiation of debentures of the 5th issue, and the following remuneration conditions were established, which will be effective during the new remuneration term (as defined below):

(i) The new remuneration term of debentures will correspond to the period beginning on October 1, 2004 and ending on the debenture maturity date, that is, October 1, 2007;

(ii) Remuneration of debentures in the new remuneration term will bear interest on the unit nominal value, as from October 1, 2004, based on the average Interbank Deposit (DI) rates, plus 0.95% (ninety-five hundredths percent) spread per year;

(iii) The payment of the debenture remuneration will be carried out on a half-yearly basis, on April 1, 2005, October 1, 2005, April 1, 2006, October 1, 2006, April 1, 2007 and October 1, 2007;

(iv) Debentures will not be object of renegotiation until the maturity date.

The debentures from the 4th issue, sole series, in the amount of R$ 47.063, were settled this quarter.

The Company commits itself to maintain, during the term of 1st. series of the 5th issue debentures, and as long as there are outstanding debentures:
- Consolidated net debt no higher than shareholders' equity and,
- Maintenance of a ratio between the consolidated net debt and consolidated EBITDA less than or equal to 4.

12. Provision for Contingencies

CBD and its subsidiaries are parties to tax, civil and labor proceedings both at administrative and judicial levels, some of which are supported by judicial deposits. The estimation process used to record the provision for contingencies is developed by the Company’s management based on the opinion of its legal advisors. That provision is recorded when those legal advisors state the possibility of loss is probable. The provision for contingencies is broken down as follows:

	Parent company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Social Contribution on
Revenues (COFINS) and Social
Integration Program (PIS) (i)	845,510	815,349	892,901	861,329
Labor claims (ii)	59,745	54,880	65,816	60,329
Civil suits and other (iii)	69,363	64,705	75,961	70,871

	974,618	934,934	1,034,678	992,529

(i) The provision for COFINS and PIS includes disputed amounts (not paid), which are restated by SELIC (Special System for Settlement and Custody). These amounts are related to the claims that the Company is disputing to have the right to not apply law 9.718/98, instead of permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9.715/98 (0.65% of revenue) as from February 1, 1999.

(ii) The Company records a provision for labor contingencies in amounts deemed sufficient to cover potential losses on ongoing disputes based, among others, on historical losses incurred by the Company in similar cases.

12. Provision for Contingencies -- Continued

(iii) The Company has been tendering its defense against tax and civil claims at various court levels. The Company set up a valuation allowance in amounts deemed to be sufficient to cover any unfavorable decision handed down on the suits its external and internal legal advisors rated likelihood of loss at trial as probable.

A notice of ICMS delinquency was served on the Company regarding the purchase, industrial processing and sale for export of soybean and by-products since, in the tax authorities' view, there was no circulation of goods.

Based on the opinion of our legal advisors, the notice of delinquency served on the Company, the materialization of loss at trial is possible but no probable, amounts to R$ 70,393, and no related provision was not set up.

13. Taxes in Installments

Due to unfavorable rulings to other taxpayers on similar cases, the Company decided to withdraw certain proceedings, applying in 2003 to participate in the Special Tax Payment in Installments Program - PAES, introduced by Law No. 10684/2003, presented below:

13. Taxes in Installments – Continued

	Parent company		Consolidated

	09.30.2005	06.30.2005	09.30.2005	06.30.2005

Current

Social Security
(INSS)	32,795	32,115	32,916	32,234
Provisional Financial
Transaction Tax
(CPMF)	12,426	12,163	14,250	13,947

	45,221	44,278	47,166	46,181

Noncurrent

Social Security
(INSS)	221,365	224,808	222,184	225,639
Provisional Financial
Transaction Tax
(CPMF)	83,879	85,138	96,186	97,631

	305,244	309,946	318,370	323,270

These installment payments are subject to the Long-Term Interest Rate - TJLP. These installment payments may be paid within a maximum term of 120 months.

14. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	Period of 9 months ended		Period of 9 months ended
	09.30.2005		09.30.2004

	Parent Company	Consolidated	Parent Company	Consolidated

Income before income and social
contribution taxes	259,724	206,765	269,742	224,448

Income and social contribution taxes
at basic rate	(64,931)	(51,691)	(67,435)	(56,112)

Income tax incentives	2,252	2,387	1,042	1,093
Equity in results and provision for
net capital deficiency of subsidiary	7,595	(3,869)	5,843	557
Other permanent differences, net
(additions / deductions)	(6,438)	773	47,929	60,712

Effective income tax	(61,522)	(52,400)	(12,621)	6,250

Income tax for the year
Current	(74,537)	(97,328)	(24,072)	(28,131)
Deferred	13,015	44,928	11,451	34,831

	(61,522)	(52,400)	(12,621)	6,250

14. Income and Social Contribution Taxes - Continued

b) Deferred income and social contribution taxes

Pursuant to provisions of the Securities and Exchange Commission Resolution CVM No. 273/98 and Regulation No. 371/02, at September 30, 2005, the Company current and noncurrent assets records deferred tax credits resulting from tax losses and temporary differences in the amount of R$ 86,510 (R$ 82,904 at June 30, 2005); consolidated – R$ 432,390 (R$ 418,301 at June 30, 2005).

The realization is based on projections of future taxable income, estimated for up to ten years, as follows:

		09.30.3005

	Parent company	Consolidated

2006	4,176	35,696
2007	7,190	48,310
2008	7,917	57,757
2009	11,221	65,365
2010 onwards	56,006	225,262

	86,510	432,390

15. Shareholders’ Equity

a) Capital and share rights

Authorized capital comprises 200,000,000,000 shares. Capital fully subscribed and paid-up capital is comprised of 113,522,239,433 nominative shares with no par value in September 30, 2005 and June 30, 2005, of which 49,839,925,688 common shares with voting rights and 63,682,313,745 preferred shares, at September 30, 2005.

15. Shareholders’ Equity -- Continued

a) Capital and share rights -- Continued

Preferred shares have no voting rights but have the same rights and benefits as the common shares, as well as priority assured in the by-laws in the event of a return of capital and priority to receive a minimum annual dividend of R$ 0.15 (15 cents) per thousand shares on a non-cumulative basis. According to the law, preferred shares are entitled to a dividend 10% higher than the common shares.

All shareholders are entitled each year to mandatory annual dividends and/or interest on own capital of not less than 25% of adjusted net income calculated in conformity with Brazilian corporate legislation.

(b) Joint venture with Casino Group

On May 3, 2005, the Diniz Group (comprised of shareholders Mr Abilio Diniz, Península Participações Ltda. and other members of the Diniz family who controlled Península) and the Casino Group signed a Joint Venture Agreement, establishing a series of transactions that ended up in joint controllership between the Casino Group and the Diniz Group as regards CBD and its parent company. On June 22, 2005, a Parent Company Shareholders Agreement and a new CBD Shareholders Agreement were signed to supersede the shareholders agreement signed in 1999 by and between these groups. The transaction was financially settled on July 8, 2005.

The Casino Group and the Diniz Group contributed 2.2 billion and 30.5 billion common shares of CBD, respectively, to the Parent Company that holds 65.6% of CBD's voting shares, accounting for 28.8% of share capital. The Casino Group holds 50% of common shares and 68.8% of total share capital of the Parent Company (Vieri), and the Diniz group holds the other 50% of common shares and 31.2% of the total capital of the Parent Company (Vieri).

15. Shareholders’ Equity -- Continued

(b) Joint venture with Casino Group – Continued

The Casino Group made payments in cash to the Diniz Group for US$ 200 million and R$1,029,000 to purchase 60 properties from CBD.

On July 8, 2005, the Diniz Group prepaid CBD R$ 1,029,000 for future purchase of sixty properties, comprising 28 hypermarkets Extra and 32 supermarkets Pão de Açúcar, which will be transferred to a realty company owned by the Diniz Group. These stores will be leased to CBD for nearly 20 years, with possible renewal options.

As a result of the implementation of the transactions addressed in the Joint Venture Agreement, CBD share capital is held as follows:

	Common shares		Preferred shares			Total

				Percentage
		Percentage of	Number of	of total		Percentage
	Number of	total common	Preferred	Preferred		of total
	Common shares	shares	shares	shares	Total	shares
	(billions)	(%)	(billions)	(%)	(billions)	(%)
Shareholders

Parent Company (VIERI)	32.7	65.6	0.0	0.0	32.7	28.8
Casino Group	14.3	28.7	2.1	3.2	16.4	14.4
Abílio dos Santos Diniz	1.4	2.8	13.8	21.7	15.2	13.4
Outros	1.4	2.9	47.8	75.1	49.2	43.4
Total	49.8	100	63.7	100	113.5	100

c) Income reserves

(i) Legal reserve: amount appropriated to reserve equivalent to 5% of net income for the year, before any appropriations, and limited to 20% of capital.

(ii) Expansion reserve: amounts approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

15. Shareholders’ Equity -- Continued

c) Income reserves – Continued

(iii) Unrealized earnings reserve: this reserve is being realized in proportion to the realization of the permanent assets which generated the balance.

d) Preferred stock option plan

The Annual / Extraordinary General Meeting, held on April 28, 1997, approved the preferred stock option plan for the Company’s management and employees, first granted in 1996.

The option price from the date of granting to the date when the option is exercised by the employee is restated based on the General Market Price Index (IGPM), less dividends distributed in the period.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The option exercise ensures the beneficiaries of the same rights granted to the other shareholders of the Company. The plan management was attributed to a committee appointed by the Board of Directors

Information on the stock option plans is summarized below:

15. Shareholders’ Equity -- Continued

d) Preferred stock option plan -- Continued

	Number	Price on the
	of shares	date of	Price at
	(in thousands)	granting	06/30/2005

Options in force

V Series – April 2, 2001	361,660	64.00	103.54
VI Series – March 15, 2002	412,600	47.00	69.05
VII Series – May 16, 2003	499,840	40.00	43.80
VIII Series – April 30, 2004	431,110	52.00	55.01
XI Series – April 15, 2005	494,545	52.00	50.29

	2,199,755

Options cancelled	(318,905)

Balance of options in force	1,880,850

Options not granted	1,519,150

Current balance of the option plan	3,400,000

At September 30, 2005, the Company’s preferred shares was quoted on the São Paulo Stock Exchange (Bovespa) was R$ 64.00 per thousand shares.

16. Financial Instruments

a) General considerations

Derivative instruments and operations involving interest rates are used to protect the assets and liabilities of the Company. Transactions are carried out by the financial operations area in accordance with the strategy previously approved by the Board of Directors.

Management considers that there is no concentration of counterparties, and operations are limited to traditional, highly-rated banks and within approved limits.

With the objective of exchanging the financial charges and exchange variation of loans in foreign currency to local currency, the Company contracted swap transactions linked to the CDI variation, which reflects the market value.

b)Market value of the financial instruments

Financial investments are represented by short-term investments, stated at cost plus income earned in the period based on underlying contracts, in amounts that approximate their market value.

Other financial instruments, assets and liabilities, at September 30, 2005 and June 30, 2005, recorded in the balance sheet accounts, are adjusted at amounts that reflect and/or approximate their respective market value.

c) Credit risk

The company makes direct sales to its customers. Credit risk is mitigated due to the company's large portfolio and to the strict procedures for qualification and granting of credits currently adopted to monitor its customers' payment capacity. Advances are made to selected suppliers only. The financial condition of suppliers is constantly analyzed to limit credit risk.

16. Financial Instruments – Continued

c) Credit Risks – Continued

To mitigate the credit risk of investments, the Company adopts policies that restrict cash and/or investments that can be allocated to a single financial institution and that take into consideration the monetary limits and credit ratings on the financial institution.

17. Subsequent Events

On October 3, 2005, the definitive contracts for sale of 60 properties of CBD and its subsidiaries to Fundo de Investimento Imobiliário Península were entered into. CBD was assured of execution of long term contract under which these properties will be leased to the Company, as well as of periodic review of minimum lease amounts and the possibility of not leasing at its discretion any of the properties, should the Company no longer be interested in exploiting them.

18. Supplemental Information

The supplemental information presents the statement of cash flows prepared in accordance with the IBRACON - Institute of Independent Auditors of Brazil Accounting Standards and Procedures (NPC-20) considering the main operations that influenced the available cash and financial investments of the Company. The statement is divided into operating, investing and financing activities accordingly to Official Circular Letter CVM No. 01/00.

A. Statement of Cash Flows

	Parent Company		Consolidated

			Period ended

	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Cash flow from operating activities
Net income for the year	192,202	257,121	192,202	257,121
Adjustment to reconcile net income to cash
generated by operating activities
Deferred income tax	(13,015)	(11,451)	(44,928)	(34,381)
Residual value of permanent asset disposals	3,611	60,877	6,770	65,711
Gain for dilution	-	(140,522)	-	(146,146)
Depreciation and amortization	288,424	283,793	386,626	346,031
Interest and monetary variations, net of	(47,701)	(88,446)	9,693	25,475
payments
Equity in the results of investees	(30,382)	(23,368)	12,189	(2,229)
Provision for contingencies	33,983	51,769	37,041	61,784
Minority interest	-	-	(43,837)	(26,423)

	427,122	389,773	555,756	546,943

(Increase) decrease in assets
Trade accounts receivable	200,656	240,108	280,339	37,163
Long Term securities	-	(29,960)	-	-
Advances to suppliers and employees	(9,185)	3,216	(10,386)	(6,419)
Inventories	(5,968)	37,314	(23,623)	(6,798)
Taxes recoverable	55,231	(148,457)	57,926	(181,704)
Other assets	69,735	(11,797)	45,391	(8,558)
Related parties	(468,657)	130,210	(6,429)	(387)
Judicial Deposits	(14,228)	(15,646)	(33,905)	(19,020)

	(172,416)	204,988	309,313	(185,723)

Increase (decrease) in liabilities
Suppliers	(329,656)	(82,542)	(369,135)	(145,474)
Salaries and social security charges	24,531	21,664	31,729	33,013
Taxes and social contributions payable	(23,642)	(101,142)	(21,334)	(134,328)
Other accounts payable	68,511	4,966	88,396	5,141

	(260,256)	(157,054)	(270,344)	(241,648)

	Parent Company		Consolidated

			Period ended

	09.30.2005	09.30.2004	09.30.2005	09.30.2004

Net cash flow generated by (used in) operating
activities	(5,550)	437,707	594,725	119,572

Cash flow from investing activities
Acquisition of companies	-	(3,280)	(19,037)	(3,303)
Acquisition of property and equipment	(456,040)	(321,483)	(599,274)	(368,722)
Increase in deferred charges	(50,372)	-	(51,177)	-
Advance for future fixed asset disposals	1,029,000	-	1,029,000	-
Fixed asset disposals	8,000	4,014	8,000	4,014

Net cash flow used in investing activities	530,588	(320,749)	367,512	(368,011)

Cash flow from financing activities
Capital increase	-	1,797	-	1,797
Quotas subscription FIDC	-	-	-	119,986
Financings - current
Loans and financings obtained	237,404	785,573	834,568	1,196,452
Payments	(720,775)	(1,159,238)	(1,285,714)	(1,283,438)
Dividends Payments	(89,059)	(54,792)	(89,059)	(54,792)

Net cash flow used in financing Activities	(572,430)	(426,660)	(540,205)	(19,995)

Net decrease in cash and cash equivalents	(47,392)	(309,702)	422,032	(268,434)

Cash and cash equivalents at end of the period	712,186	654,956	1,601,502	796,342
Cash and cash equivalents at beginning of the	759,578	964,658	1,179,470	1,064,776
period

Change in cash and cash equivalents	(47,392)	(309,702)	422,032	(268,434)

Cash flow supplemental information
Interest paid on loans and financings	356,119	339,016	484,597	349,652

B. Statement of Added Value

	Parent company						Consolidated

							Period ended

	09.30.2005%		09.30.2004%		09.30.2005%		09.30.2004%

Income
Sale of goods	8,142,277		7,773,275		11,598,884		10,922,049
Write-off of credits	(21,881)		(1,737)		(28,338)		(3,988)
Nonoperating	4,423		91,314		(5,792)		86,509

	8,124,819		7,862,852		11,564,754		11,004,570
Input materials acquired
from third parties
Cost of sales	(5,507,558)		(5,032,811)		(7,901,979)		(7,124,996)
Materials, energy, third
party services and others	(559,083)		(502,737)		(870,834)		(841,398)

Gross added value	2,058,178		2,327,304		2,791,941		3,038,176

Retentions
Depreciation and amortization	(289,813)		(283,793)		(388,505)		(346,031)

Net added value produced
by the Company	1,768,365		2,043,511		2,403,436		2,692,145
Transfers received
Equity in results	30,382		23,368		(12,189)		28,6522
Minority interest	-		-		43,837		-
Financial income	264,332		209,787		343,047		246,804

Total value added to be
distributed	2,063,079	100	2,276,666	100	2,778,131	100	2,967,601	100

Distribution of value added
Personnel and related
charges	616,227	30	603,492	26.5	873,011	31,4	809,762	27.3
Taxes, rates and
contributions	765,553	37	958,015	42.1	972,281	35.0	1,247,680	42.0
Interest and rents	489,097	23.7	457,588	20.1	666,877	26.71	653,038	22.0

Retention of profits	192,202	9.3	257,121	11.3	192,202	6.91	257,121	8.7

05.01 – COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER

See ITR 08.01 – Comments on Consolidated Performance

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (Thousands of reais)

1 – CODE	2 – Description	3 – 9/30/2005	4 - 6/30/2005

1	Total assets	10,485,737	10,449,996
1.01	Current assets	4,323,383	3,510,986
1.01.01	Available funds	1,601,502	741,906
1.01.01.01	Cash and banks	106,310	72,496
1.01.01.02	Financial investments	1,495,192	669,410
1.01.02	Receivables	1,568,754	1,725,031
1.01.02.01	Trade accounts receivable	221,687	369,060
1.01.02.02	Receivables Securitization fund	666,945	627,794
1.01.02.03	Advances to suppliers and employees	42,431	45,749
1.01.02.04	Taxes recoverable	466,556	484,887
1.01.02.05	Other receivables	182,560	197,541
1.01.02.06	Properties for sale	1,017,575	0
1.01.02.07	Advance on properties sale	(1,029,000)	0
1.01.03	Inventories	1,113,271	983,860
1.01.04	Other	39,856	60,189
1.01.04.01	Prepaid expenses	39,856	60,189
1.02	Long-term receivables	1,138,377	1,102,699
1.02.01	Sundry receivables	1,131,056	1,100,512
1.02.01.01	Trade accounts receivable	327,605	344,318
1.02.01.02	Financial Investments	138,375	132,106
1.02.01.03	Deferred income tax	432,390	418,301
1.02.01.04	Judicial deposits	229,137	201,999
1.02.01.05	Prepaid expenses	3,549	3,788
1.02.02	Receivables from related companies	7,321	2,187
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	7,321	2,187
1.02.02.02.01	Subsidiary companies	7,321	2,187
1.02.02.03	Other related companies	0	0
1.02.03	Other	0	0
1.03	Permanent assets	5,023,977	5,836,311
1.03.01	Investments	238,115	249,989
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	238,009	249,883
1.03.01.03	Other	106	106
1.03.01.03.01	Investments in Other Companies	106	106
1.03.02	Property and equipment	3,770,617	4,589,720
1.03.02.01	Land	421,085	863,025
1.03.02.02	Buildings	1,426,549	1,917,352
1.03.02.03	Building improvements	1,110,375	1,052,005
1.03.02.04	Equipment	435,253	414,368
1.03.02.05	Installations	136,154	134,474
1.03.02.06	Furniture and fixtures	152,165	146,494
1.03.02.07	Vehicles	784	989
1.03.02.08	Work in Progress	84,805	57,370
1.03.02.09	Other	3,447	3,643
1.03.03	Deferred charges	1,015,245	996,602

06.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (Thousands of reais)

1 - CODE	2 – Description	3 – 9/30/2005	4 – 6/30/2005

2	Total liabilities and shareholders' equity	10,485,737	10,449,996
2.01	Current liabilities	2,183,206	2,378,814
2.01.01	Loans and financing	506,773	891,584
2.01.02	Debentures	0	65,028
2.01.03	Suppliers	1,176,314	1,032,426
2.01.04	Taxes, charges and contributions	83,839	92,339
2.01.04.01	Taxes on sales	4,930	8,393
2.01.04.02	Tax installments	47,166	46,181
2.01.04.03	Provision for income tax	31,743	37,765
2.01.05	Dividends payable	0	4,905
2.01.06	Provisions	0	0
2.01.07	Payables to related companies	0	0
2.01.08	Other liabilities	416,280	292,532
2.01.08.01	Salaries and related contributions	181,986	160,020
2.01.08.02	Public services	6,003	5,680
2.01.08.03	Rents	25,102	24,671
2.01.08.04	Advertising	4,394	3,134
2.01.08.05	Insurance	308	758
2.01.08.06	Purchase of assets	43,753	12,181
2.01.08.07	Other accounts payable	154,734	86,088
2.02	Long-term liabilities	3,751,606	3,574,662
2.02.01	Loans and financing	1,182,321	1,076,096
2.02.02	Debentures	401,490	401,490
2.02.03	Provisions	0	0
2.02.04	Payables to related companies	0	0
2.02.05	Other liabilities	2,167,795	2,097,076
2.02.05.01	Provision for contingencies	1,034,678	992,529
2.02.05.02	Tax installments	318,370	323,270
2.02.05.03	Purchase of assets	3,245	3,193
2.02.05.04	Others	104,319	104,001
2.02.05.05	Shares redeemable from the securitization fund	707,183	674,083
2.03	Deferred income	0	0
2.04	Minority interest	307,733	323,630
2.05	Shareholders' equity	4,243,192	4,172,890
2.05.01	Paid-up capital	3,673,795	3,673,795
2.05.02	Capital reserves	0	0
2.05.02.01	Tax incentives	0	0
2.05.02.02	Subscription bonus	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	569,397	499,095
2.05.04.01	Legal	105,948	105,948
2.05.04.02	Statutory	0	0

2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	4,069	4,069
2.05.04.05	Retention of profits	218,920	148,618
2.05.04.06	Special for undistributed dividends	0	0
2.05.04.07	Other	240,460	240,460
2.05.04.07.01	Reserve for expansion	240,460	240,460
2.05.05	Retained earnings/accumulated deficit	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (Thousands of reais)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2005 to 09/30/2005	4 – 01/01/2005 to 09/30/2005	5 – 01/07/2004 to 09/30/2004	6 – 01/01/2004 to 09/30/2004
3.01	Gross sales and/or services	3,863,972	11,598,884	3,760,507	10,922,049
3.02	Deductions	(646,795)	(1,958,474)	(661,536)	(1,952,240)
3.03	Net sales and/or services	3,217,177	9,640,410	3,098,971	8,969,809
3.04	Cost of sales and/or services rendered	(2,239,459)	(6,755,453)	(2,174,215)	(6,330,641)
3.05	Gross profit	977,718	2,884,957	924,756	2,639,168
3.06	Operating (expenses) income	(904,917)	(2,672,400)	(861,355)	(2,501,229)
3.06.01	Selling	(570,457)	(1,679,914)	(535,408)	(1,543,274)
3.06.02	General and administrative	(113,806)	(347,819)	(114,553)	(350,810)
3.06.03	Financial	(60,367)	(191,951)	(67,393)	(217,321)
3.06.03.01	Financial income	125,338	343,047	79,900	246,804
3.06.03.02	Financial expenses	(185,705)	(534,998)	(147,293)	(464,125)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(153,843)	(440,527)	(147,787)	(392,053)
3.06.05.01	Other taxes and charges	(18,427)	(53,901)	(16,514)	(46,022)
3.06.05.02	Depreciation and amortization	(135,416)	(386,626)	(131,273)	(346,031)
3.06.06	Equity in the results of subsidiary and associated companies	(6,444)	(12,189)	3,786	2,229
3.07	Operating profit	72,801	212,557	63,401	137,939
3.08	Nonoperating results	1,752	(5,792)	87,080	86,509
3.08.01	Revenue	1,752	6,581	87,080	87,212
3.08.02	Expenses	0	(12,373)	0	(703)
3.09	Income before taxation and profit sharing	74,553	206,765	150,481	224,448
3.10	Provision for income tax and social contribution	(31,743)	(97,328)	0	(28,131)
3.11	Deferred income tax	14,096	44,928	12,399	34,381
3.12	Statutory profit sharing and contributions	(2,500)	(6,000)	0	0
3.12.01	Profit sharing	(2,500)	(6,000)	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders' equity	0	0	0	0
3.14	Minority Interests	15,896	43,837	8,117	26,423
3.15	Net income for the quarter/six-month period	70,302	192,202	170,997	257,121
	Number of shares, ex-treasury (in thousands)	113,522,239	113,522,239	113,522,239	113,522,239
	Net income per share	0.00062	0.00169	0.00151	0.00226
	Loss per share

08.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Comments on Sales Performance

Gross sales totaled R$ 3,864.0 million in 3Q05, a 2.8% growth over the same period of 2004. Net sales amounted to R$ 3,217.2 million, representing a 3.8% growth over the previous year. Sendas Distribuidora’s gross sales reached R$ 816.0 million in the quarter, a 2.2% growth over 2004. Net sales were R$ 703,4 million, up 2.8% when compared to the same period of 2004.

Same store sales reported nominal growth of 0.9% in the quarter, strongly affected by:

(i) deflation in some food product categories, especially perishables and commodities;
(ii) strong comparison base (9% growth in the same quarter of 2004);
(iii) heightened consumer wariness, still affected by the political instability;
(iv) lower disposable income for food product consumption, as a result of the previous financing burden on durable good purchases (installment payments and payroll loans);

Non-food product sales in the period grew by 10.6% and food product sales dropped by 1.7% . The highlight in the quarter was Sendas business unit same store sales , whose double-digit growth was significantly higher than the Company’s average. This performance resulted from investments in store refurbishment, marketing and communication efforts and a very competitive pricing policy.

Same store sales, deflated by IPCA, dropped 5.0% in real terms. When deflated by household food inflation calculated by IPCA-Alimentação, which better reflects CBD’s reality, same store sales grew 1.2% in real terms.

Gross sales year-to-date totaled R$ 11,598.9 million, a 6.2% growth. Net sales reached R$ 9,640.4 million in the period, a 7.5% growth.

Accumulated same store sales growth totaled 4.1% . Same store sales in the 9-month period dropped by 2.8% when deflated by IPCA, but grew by 2.2% when deflated by food inflation – IPCA Alimentação.

                 Gross Sales Performance in Nominal Terms

Obs. Same store sales figures include only stores whose operating period is longer than 12 months.

Operating Performance

The following comments on operating performance refer to CBD’s consolidated results, and, therefore, fully account for Sendas Distribuidora’s operating results (the CBD joint venture with Sendas in the State of Rio de Janeiro).

Gross Margin reached 30.4% in the quarter

CBD reported gross income of R$ 977.7 million in 3Q05, a 5.7% growth over the same period of the previous year. Gross margin in the period totaled 30.4%, 0.6 basis points higher than the margin reported in the same period of 2004. It is worth pointing out that this margin improvement occurred together with signs of market share gains for CBD, according to data recently released by our competitors.

The combination of increased profitability and competitiveness is a result of the ongoing project to review and reorganize internal processes in commercial and category management areas. Initiated at the beginning of 2005, this project has already generated some of its expected benefits in terms of better negotiation with suppliers and more effective management of product assortment, pricing policy and promotions.

Gross margin for Sendas Distribuidora was 28.4%, compared to 30.7% in the same period of 2004. The gross margin drop for Sendas compared to the previous year, and the difference compared to CBD’s consolidated margin, is a result of strong promotional efforts in the State of Rio de Janeiro throughout the third quarter.

Operating Expenses reached 21.3% of Net Sales

Operating expenses in the quarter totaled R$ 684.3 million, a 5.3% growth over the same period of 2004, mainly as a result of inflation in some items and wage readjustments for employees in September. We highlight general and administrative expenses that, even with the impact of the aforementioned factors, remained nearly flat compared to the same period of 2004. As a percentage of net sales, total operating expenses reached 21.3%, slightly above the 21.0% registered in the same period of 2004. We draw attention to the fact that sales in 3Q05 were disappointing, which made dilution of operating expenses harder.

EBITDA increases 6.8%, with 9.1% margin

As a result of the abovementioned factors, EBITDA totaled R$ 293.5 million in the quarter, a 6.8% growth over the same period of the previous year and a 9.1% margin (compared to 8.9% in 3Q04).

Sendas Distribuidora’s margin was 5.1%, affected by the decrease in gross margin previously mentioned.

In the 9-month period, EBITDA reached R$ 857.2 million, a 15.1% growth over the same period of 2004 and an 8.9% margin (compared to 8.3% in the same period of the previous year).

Financial Results

Financial income in the quarter totaled R$ 125.3 million, 56.9% higher when compared to the financial income reported in the same quarter of 2004. This increase was mainly a result of higher cash position (up by 134.6%) when compared to the same quarter of the previous year. Financial income was also impacted by other two factors: (i) the increase in non-interest bearing credit card installment payments and (ii) by the transfer of financial income from financing activities to Financeira Itaú CBD (“FIC” - Itaú CBD Financing Company) which is now accounted as Equity Income.

Financial expenses totaled R$ 185.7 million, up by 26.1% when compared to same quarter of 2004, reflecting the higher interest rates in the period. Net financial expenses totaled R$ 60.4 million, compared to R$ 67.4 million in the same period of 2004.

Net Income reaches R$ 70.3 million

Income before taxes, minority interest and non-operating results reached R$ 72.8 million, a 14.8% growth over the same period of 2004.

Net loss for Sendas Distribuidora reached R$ 27.7 million in the quarter, generating a minority interest of R$ 15.9 million for CBD.

Income before taxes totaled R$ 74.6 million, lower than the R$ 150.5 million reported in 2004 when income was impacted by the non-operating result of R$ 87.1 million from the joint venture with Itaú (FIC) to exploit financial products and services . Net income in the quarter was R$ 70.3 million, down from the R$ 171.0 million reported in the same quarter of the previous year. The comparison is affected by the non-operating results of 3rd quarter 2004.

Working Capital

In 3Q05, inventory turnover reached 42.1 days, higher than the 40.5 days registered in the previous year. Average terms with suppliers were 44.4 days, lower than the 48.3 days registered in 3Q04. Average terms for receivables reached 8.3 days, a significant improvement compared to 12.3 days reported in 2004, as a consequence of installment sales receivables (R$ 105.1 million) that were transferred from CBD to FIC.

Investments

In 3Q05, investments equaled R$ 267.5 million (R$ 109.7 million in the previous year). The main highlights were:

- Opening of one Pão de Açúcar in Campinas (State of Sao Paulo) and one CompreBem in Valinhos (State of Sao Paulo);
- Construction of four Extra hypermarkets (one already opened in October) and four Pão de Açúcar supermarkets;
- Purchasing of strategic land for future store openings, mainly Extra hypermakets.

Additionally, investments included remodeling of stores and construction of gas stations and drugstores.

The information in the following tables was not revised by external auditors.

Gross Sales per Format (R$ thousand)

1st Half	2005	%	2004	%	Var.(%)

Pão de Açúcar	1,991,069	25.7%	1,976,310	27.6%	0.7%
Extra	3,725,817	48.2%	3,386,349	47.3%	10.0%
CompreBem	1,256,078	16.2%	1,141,617	15.9%	10.0%
Extra Eletro	136,214	1.8%	137,389	1.9%	-0.9%
Sendas*	625,734	8.1%	519,877	7.3%	20.4%

CBD	7,734,912	100.0%	7,161,542	100.0%	8.0%

3rd Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	955,383	24.7%	1,005,156	26.7%	-5.0%
Extra	1,840,027	47.6%	1,765,357	47.0%	4.2%
CompreBem	633,442	16.4%	599,600	15.9%	5.6%
Extra Eletro	68,765	1.8%	80,824	2.2%	-14.9%
Sendas*	366,355	9.5%	309,570	8.2%	18.3%

CBD	3,863,972	100.0%	3,760,507	100.1%	2.8%

9 Months	2005	%	2004	%	Var.(%)

Pão de Açúcar	2,946,452	25.4%	2,981,466	27.3%	-1.2%
Extra	5,565,844	48.0%	5,151,706	47.2%	8.0%
CompreBem	1,889,520	16.2%	1,741,217	15.9%	8.5%
Extra Eletro	204,979	1.8%	218,213	2.0%	-6.1%
Sendas*	992,089	8.6%	829,447	7.6%	19.6%

CBD	11,598,884	100.0%	10,922,049	100.0%	6.2%

* Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Half	2005	%	2004	%	Var.(%)

Pão de Açúcar	1,643,721	25.5%	1,615,631	27.5%	1.7%
Extra	3,079,983	48.0%	2,756,519	47.0%	11.7%
CompreBem	1,052,849	16.4%	945,993	16.1%	11.3%
Extra Eletro	102,795	1.6%	104,541	1.8%	-1.7%
Sendas*	543,885	8.5%	448,154	7.6%	21.4%

CBD	6,423,233	100.0%	5,870,838	100.0%	9.4%

3rd Quarter	2005	%	2004	%	Var.(%)

Pão de Açúcar	785,881	24.4%	827,104	26.7%	-5.0%
Extra	1,528,672	47.6%	1,443,392	46.5%	5.9%
CompreBem	530,021	16.5%	498,952	16.1%	6.2%
Extra Eletro	53,047	1.6%	60,782	2.0%	-12.7%
Sendas*	319,556	9.9%	268,741	8.7%	18.9%

CBD	3,217,177	100.0%	3,098,971	100.0%	3.8%

9 Months	2005	%	2004	%	Var.(%)

Pão de Açúcar	2,429,602	25.2%	2,442,735	27.2%	-0.5%
Extra	4,608,655	47.8%	4,199,911	46.9%	9.7%
CompreBem	1,582,870	16.4%	1,444,945	16.1%	9.5%
Extra Eletro	155,842	1.6%	165,323	1.8%	-5.7%
Sendas*	863,441	9.0%	716,895	8.0%	20.4%

CBD	9,640,410	100.0%	8,969,809	100.1%	7.5%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

		2005			2004

	1st Half	3rd Q	9 Months	1st Half	3rd Q	9 Months

Cash	51.2%	50.0%	50.8%	52.6%	51.7%	52.3%
Credit Card	36.5%	37.6%	36.9%	36.2%	36.8%	36.4%
Food Voucher	7.4%	7.6%	7.4%	6.6%	7.1%	6.8%
Credit	4.9%	4.9%	5.0%	4.6%	4.4%	4.5%
Post-dated Checks	3.1%	2.9%	3.1%	3.4%	3.3%	3.4%
Installment Sales	1.8%	2.0%	2.0%	1.2%	1.1%	1.2%

Data per Format on September 30, 2005

	#	#	#	Sales
	Checkouts	Employees	Stores	Area (m2)

Pão de Açúcar	2,108	14,752	185	245,591
Extra	3,555	23,048	75	562,497
CompreBem	2,035	9,002	179	216,881
Extra Eletro	165	583	50	33,713
Sendas	1,006	6,055	66	119,987

Total Stores	8,869	53,440	555	1,178,669

Administration	-	2,426	-	-
Loss Prevention	-	3,567	-	-
Distribution Centers	-	3,752	-	-

Total CBD	8,869	63,185	555	1,178,669

Stores by Format

	Pão de		Extra-				Sales	Number of
	Açúcar	Extra	Eletro	CompreBem*	Sendas	CBD	Area (m2)	Employees

12/31/2004	196	72	55	165	63	551	1,144,749	63,484

Opened	2	3		7		12
Closed	(1)		(5)	(4)		(10)
Converted	(12)			(-3)+12	3	-

6/30/2005	185	75	50	177	66	553	1,192,162	63,543

Opened	1			1		2
Closed						-
Converted	(1)			1		-

9/30/2005	185	75	50	179	66	555	1,178,669	63,185

*Included stores ABC in Rio de Janeiro

Productivity Indexes (in nominal R$)

Gross Sales per m2/month

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)

Pão de Açúcar	1,275	1,262	1.0%	1,281	1,226	4.5%
Extra	1,083	1,107	-2.2%	1,091	1,098	-0.6%
CompreBem	996	998	-0.2%	1,034	951	8.7%
Sendas	1,017	934	8.9%	953	947	0.6%
Extra Eletro	680	754	-9.8%	669	675	-0.9%

CBD	1,089	1,096	-0.6%	1,103	1,077	2.4%

Gross sales per employee/month

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)

Pão de Açúcar	21,461	21,420	0.2%	21,739	21,433	1.4%
Extra	26,751	26,679	0.3%	27,010	26,270	2.8%
CompreBem	23,057	22,221	3.8%	23,724	21,483	10.4%
Sendas	20,210	17,181	17.6%	18,707	16,213	15.4%
Extra Eletro	39,129	43,401	-9.8%	38,851	37,876	2.6%

CBD	24,054	23,517	2.3%	24,445	23,253	5.1%

Average ticket - Gross sales

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)

Pão de Açúcar	24.3	23.1	5.2%	24.5	23.0	6.5%
Extra	46.7	46.1	1.3%	47.3	46.3	2.2%
CompreBem	18.5	17.6	5.1%	18.6	17.4	6.9%
Sendas	21.4	21.1	1.4%	20.9	21.1	-0.9%
Extra Eletro	377.5	368.9	2.3%	364.4	354.5	2.8%

CBD	29.7	28.8	3.1%	30.4	28.9	5.2%

Gross sales per checkout/month

	3rdQ/05	3rdQ/04	Var.(%)	9M/05	9M/04	Var.(%)

Pão de Açúcar	138,372	132,005	4.8%	135,957	127,438	6.7%
Extra	172,562	171,106	0.9%	176,311	169,322	4.1%
CompreBem	106,686	105,981	0.7%	111,156	102,780	8.1%
Sendas	121,493	116,668	4.1%	114,983	118,510	-3.0%
Extra Eletro	138,919	151,736	-8.4%	136,075	135,758	0.2%

CBD	142,984	140,493	1.8%	145,616	137,888	5.6%

* Information related to sales, employees and checkouts were calculated based on average values proportional to the period during which the stores were open.

09.01 – INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 – ITEM	2 – NAME OF COMPANY	3 – BRAZILIAN REVENUE SERVICE REGISTRY OF LEGAL ENTITIES - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 – NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)

01	NOVASOC COMERCIAL LTDA.	03.139.761/0001-17	PRIVATELY-HELD ASSOCIATED	10.00	-1.15
COMMERCIAL, INDUSTRIAL AND OTHER		1		1

02	SÉ SUPERMERCADOS LTDA.	01.545.828/0001-98	PRIVATELY-HELD SUBSIDIARY	91.92	27.59
COMMERCIAL, INDUSTRIAL AND OTHER		1,133,991		996,807

03	SENDAS DISTRIBUIDORA S.A.	06.057.223/0001-71	PRIVATELY-HELD SUBSIDIARY	42.57	16.12
COMMERCIAL, INDUSTRIAL AND OTHER		450,001		450,001

04	VERSALHES COM. PROD. ELETRÔNICOS LTDA.	07.145.984/0001-48	PRIVATELY-HELD SUBSIDIARY	90.00	0.01
COMMERCIAL, INDUSTRIAL AND OTHER		10		10

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	01
2 - Issue order number	4th
3 – Registration number with CVM
4 – Date of registration with CVM
5 – Issued series	Unique
6 – Type	Convertible
7 – Nature	Particular
8 - Issue date	9/01/2000
9 - Due date	8/31/2005
10 – Type of debenture	Floating
11 – Remuneration conditions prevailing	TJLP + 3.5% p,a,
12 – Premium/discount	22.55%
13 – Nominal value (reais)	460.83
14 – Issued amount (Thousands of reais)	46,041
15 – Number of debentures issued (unit)	100,000
16 – Outstanding debentures (unit)	0
17 – Treasury debentures (unit)	0
18 – Redeemed debentures (unit)	99,908
19 – Converted debentures (unit)	92
20 – Debentures to be placed (unit)	0
21 - Date of last renegotiation
22 - Date of next event

10.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE

1 – Item	02
2 - Issue order number	5th
3 – Registration number with CVM	SRE/DEB/2002/038
4 – Date of registration with CVM	11/13/2002
5 - Issued series	1st
6 – Type	Simple
7 – Nature	Public
8 - Issue date	10/01/2002
9 - Due date	10/01/2007
10 - Type of debenture	Without preference
11 – Remuneration conditions prevailing	DI + 0.95% p.a.
12 – Premium/discount
13 - Nominal value (reais)	10,000.00
14 - Issued amount (Thousands of reais)	401,490
15 - Number of debentures issued (unit)	40,149
16 – Outstanding debentures (unit)	40,149
17 – Treasury debentures (unit)	0
18 – Redeemed debentures (unit)	0
19 – Converted debentures (unit)	0
20 – Debentures to be placed (unit)	0
21 - Date of last renegotiation	09/09/2004
22 - Date of next event	04/01/2006

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS ON SEPTEMBER 30, 2005
Companhia Brasileira de Distribuição

		% ON		% ON		%
SHAREHOLDERS	COMMON	COMMON	PREFERRED	PREFERRED	TOTAL	TOTAL
		CAPITAL		CAPITAL
VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	32,700,000,000	65.610050%	0	0.000000%	32,700,000,000	28.804929%
PENINSULA PARTICIPAÇÕES LTDA.	1,392,087,129	2.793116%	1,298,759,628	2.039435%	2,690,846,757	2.370326%
SEGISOR	14,309,589,419	28.711097%	2,067,946,860	3.247286%	16,377,536,279	14.426721%
ABILIO DOS SANTOS DINIZ	10	0.000000%	0	0.000000%	10	0.000000%
JOÃO PAULO S.DINIZ	10	0.000000%	8,900,000	0.013976%	8,900,010	0.007840%
ANA MARIA S.DINIZ DÀVILA	10	0.000000%	40,500,000	0.063597%	40,500,010	0.035676%
PEDRO PAULO S.DINIZ	0	0.000000%	360,850	0.000567%	360,850	0.000318%
RIO SOE	1,407,912,871	2.824870%	0	0.000000%	1,407,912,871	1.240209%
APART NEW	0	0.000000%	5,474,058	0.008596%	5,474,058	0.004822%
CAPITÓLIO	0	0.000000%	160,314,807	0.251741%	160,314,807	0.141219%
ONYX 2006	0	0.000000%	6,263,690,000	9.835839%	6,263,690,000	5.517588%
RIO PLATE	0	0.000000%	2,236,310,000	3.511666%	2,236,310,000	1.969931%
OTHER	30,336,239	0.060867%	51,600,057,542	81.027297%	51,630,393,781	45.480422%
TOTAL	49,839,925,688	100.000000%	63,682,313,745	100.000000%	113.522.239.433	100.000000%

SHAREHOLDING STATUS – 9.30.2005

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

	COMMON SHARES		PREFERRED SHARES		TOTAL
SHAREHOLDERS	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	49,809,589,449	99.94	12,082,256,203	18.97	61,891,845,652	54.52
BOARD OF DIRECTORS	90	0.00	16,290,000	0.03	16.290.090	0.01
EXECUTIVE BOARD	-	0.00	126,860,000	0.20	126,860,000	0.11
OTHER	30,336,159	0.06	51,456,907,542	80.80	51,487,243,691	45.35
TOTAL	49,839,925,688	100.00	63,682,313,745	100.00	113,522,239,433	100.00
OUTSTANDING SHARES	30,336,239	0.06	51,600,057,542	81.03	51,630,393,781	45.48

16.01 - OTHER SIGNIFICANT INFORMATION

SHAREHOLDING STATUS – 9.30.2005

Parent Companies – Board of Directors - Supervisory Board
(spouses, companions and dependants)

SHAREHOLDERS	COMMON		PREFERRED		TOTAL
	AMOUNT	%	AMOUNT	%	AMOUNT	%
PARENT COMPANY	63,440,475,150	99.95%	21,339,805,733	42.64%	84,780,280,883	74.68%
BOARD OF DIRECTORS	114	0.00%	205,150,000	0.41%	205,150,114	0.18%
EXECUTIVE BOARD	0	0.00%	57,330,000	0.11%	57,330,000	0.05%
OTHER	30,336,135	0.05%	28,449,142,301	56.84%	28,479,478,436	25.09%
TOTAL	63,470,811,399	100%	50,051,428,034	100%	113,522,239,433	100%
OUTSTANDING SHARES	30,336,249	0.05%	28,711,622,301	57.36%	28,741,958,550	25.32%

SHAREHOLDING STATUS ON SEPTEMBER 30, 2005
VIERI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

	Common units of interest		Preferred units of interest		Total
Members	Amount	%	Amount	%	Amount	%
MASMANIDIS PARTICIPAÇÕES LTDA	10,187,500,000	50.00	10,125,000,000	82.150	20,312,500,000	62.12
PENÍNSULA PARTICIPAÇÕES LTDA	10,187,500,000	50.00	0		10,187,500,000	31.15
SEGISOR	0	0	2,200,000,000	17.85	2,200,000,000	6.73
Total	20,375,000,000	100.00	12,325,000,000	100.00	32,700,000,000	100.00

MASMANIDIS PARTICIPAÇÕES LTDA.

Members	Units of interest	%
SEGISOR	2,105,267,781	100.00
Total	2,105,267,781	100.00

16.01 - OTHER SIGNIFICANT INFORMATION

Península Participações Ltda.

	Common units of interest		Preferred units of interest		Total
Members	Amount	%	Amount	%	Amount	%
ABILIO DOS SANTOS DINIZ	200,000	0.16	1	20.00	200,001	0.16
JOÃO PAULO F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ANA MARIA F. DOS SANTOS DINIZ D`ÁVILA	30,171,223	24.96	1	20.00	30,171,224	24.96
PEDRO PAULO F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
ADRIANA F. DOS SANTOS DINIZ	30,171,223	24.96	1	20.00	30,171,224	24.96
TOTAL	120,884,892	100.00	5	100.00	120,884,897	100.00

ONYX 2006 PARTICIPAÇÕES LTDA.

Members	Units of interest	%
RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	519,760,367	99.98
ABILIO DINIZ	1	0.02
Total	519,760,368	100.00

RIO PLATE EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
AD PENÍNSULA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA	232,825,331	46.42
PENÍNSULA PARTICIPAÇÕES LTDA	268,679,490	53.48
Total	501,504,821	100.00

AD PENÍNSULA EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Members	Units of interest	%
ABILIO DOS SANTOS DINIZ	458,496,346	99.98
ANA MARIA. F. DOS S. DINIZ D’AVILA	1	0.02
Total	458,496,347	100.00

16.01 - OTHER SIGNIFICANT INFORMATION

SEGISOR

Shareholders	%
Casino Guichard Perrachon (*)	99.99
Other	0.01
Total	100.00
(*) Foreign company

17.01 - OTHER SIGNIFICANT INFORMATION

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards issued by IBRACON (Institute of Independent Auditors of Brazil), CFC (Federal Board of Accountancy) and CVM (Brazilian Security Exchange Commission)

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the
Board of Directors and Shareholders of
Companhia Brasileira de Distribuição

4.
We have conducted a special review of the quarterly information (ITR) of Companhia Brasileira de Distribuição (Company) and Companhia Brasileira de Distribuição and its subsidiaries, for the quarter and nine-month period ended September 30, 2005, which comprised the balance sheets, statements of income, report on the company´s performances and other relevant information, prepared by the company´s management in accordance with the accounting practices adopted in Brazil. The financial information related to Pão de Açúcar Fundo de Investimento em Direitos Creditórios, the Company´s investment in which amounts to R$182,180 thousand as of September 30, 2005 (R$170,278 thousand as of June 30, 2005) and the corresponding results of which amount to R$11,903 thousand for the quarter and R$23,739 thousand for the nine-month period ended S eptember 30, 2005 (R$17,683 thousand for the quarter and R$48,872 thousand for the nine-month period ended September 30, 2004) were reviewed by other independent auditors. At September 30, 2005, total assets and net income for the nine-month period then ended, resulting from this investee, represent 8.5% and 12.4%, respectively, in relation to the Company´s consolidated quarterly information (16.9% of net income for the quarter ended September 30, 2005, 19% for the nine-month period ended September 30, 2004 and 10.3% for the quarter ended September 30, 2004). Likewise, the quarterly information of Miravalles Empreendimentos e Participações S.A., the Company´s investment in which amounts to R$66,057 thousand as of September 30, 2005 (R$72,448 thousand as of June 30, 2005) and the losses of which, calculated through the equity pick-up method, total R$6,391 thousand for the quarter and R$12,183 thousand for the nine-m onth period ended September 30, 2005 (profit of R$4.538 in the period between the constitution date in July 20, 2004, and September 30, 2004), were reviewed by other independent auditors. At September 30, 2005, total assets and net income for the nine-month period then ended of the referred to investee represent, respectively, 0.6% and 6.3% in relation to the Company´s consolidated quarterly information (0.6% of assets as of June 30, 2005, 9.1% of net income for the quarter ended September 30, 2005 and 1.8% of the net income for the period ended in September 30, 2004). Our special review report concerning assets, liabilities and result of operations of said investees is exclusively based on the special review report of such independent auditors.

17.01 - OTHER SIGNIFICANT INFORMATION

5.
Our review was conducted in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Board of Accountancy (CFC), and consisted principally of: (a) inquiries of and discussions with management responsible for the Company’s accounting, financial and operational areas, in respect to the main criteria adopted for preparing the Quarterly Information; and (b) review of information and subsequent events which have, or could have, relevant effects on the Company’s financial position and operations.

6.
Based on our special review and on the limited review report of the other independent auditors, we are not aware of any material modification that should be made to the above mentioned Quarterly Information for it to comply with the accounting practices adopted in Brazil and regulations established by the Brazilian Securities Commission (CVM) specifically concerning the disclosure of Quarterly Information.

4.
Our review was carried out to enable us to issue a report on the special review of the Quarterly Information – ITR referred to in the first paragraph, taken as a whole. The statements of changes of cash flow and of added value of Companhia Brasileira de Distribuição and Companhia Brasileira de Distribuição and its subsidiaries, for the nine-month period ended September 30, 2005 and 2004, prepared in accordance with the accounting practices adopted in Brazil, presented to provide supplementary information about the Company and its subsidiaries, are not a required component of the Quarterly Information. These statements were submitted to the review procedures described in the second paragraph and, based on our review and based on the informations from the quarterly information reviewed by other independent auditors, we are not aware of any significant adjustment to be made to these supplementary statements for them to be fairly presented, in all material respects, in relation to the Quarterly Information for the quarter ended September 30, 2005 and 2004

São Paulo, November 4, 2005

     ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

     Sergio Ricardo Romani

Accountant CRC 1RJ072321/S-0

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: NOVASOC COMERCIAL LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SÉ SUPERMERCADOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: SENDAS DISTRIBUIDORA S.A.

See ITR 08.01 – Comments on Consolidated Performance

18.02 COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY

Associated/Affiliated Company: VERSALHES COM. PROD. ELETRÔNICOS LTDA.

See ITR 08.01 – Comments on Consolidated Performance

Contents

GROUP	ITR	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mail Address)	1
01	04	GENERAL INFORMATION/INDEPENDENT ACCOUNTANT	1
01	05	CAPITAL COMPOSITION	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND ALTERATIONS IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET –ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	6
04	01	NOTES TO THE QUARTERLY INFORMATION	7
05	01	COMMENTS ON COMPANY PERFORMANCE DURING THE QUARTER	46
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	47
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	48
07	01	CONSOLIDATED STATEMENT OF INCOME	50
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE DURING THE QUARTER	51
09	01	INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES	60
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUE	61
16	01	OTHER SIGNIFICANT INFORMATION	63
17	01	UNQUALIFIED REPORT ON THE LIMITED REVIEW	67
		NOVASOC COMERCIAL LTDA.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	69
		SÉ SUPERMERCADOS LTDA.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	70
		SENDAS DISTRIBUIDORA S.A.
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	71
		VERSALHES COM. PROD. ELETRÔNICOS LTDA:
18	02	COMMENTS ON PERFORMANCE OF ASSOCIATED/AFFILIATED COMPANY	72

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 16, 2005	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Fernando Queiroz Tracanella Name: Fernando Queiroz Tracanella Title: Investor Relations Officer